UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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02003155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47570

RECEIVED MAR 01 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HOLLISTER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 AVENUE OF THE STARS, SUITE 1020
(No. And Street)

LOS ANGELES, (City) CA (State) 90067-6004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ED COHEN (203) 454-2210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

PROCESSED
APR 01 2002
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, W. JONATHAN LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLLISTER SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ESMERALDA A. CASTELLANOS
Commission # 1268167
Notary Public - California
Los Angeles County
My Comm. Expires Jun 22, 2004

Signature

PRESIDENT

Title

Esmeralda A. Castellanos

Notary Public

2/25/02

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

HOLLISTER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Hollister Securities, Inc.

We have audited the accompanying statement of financial condition of Hollister Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hollister Securities, Inc., as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 22, 2002

HOLLISTER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 15,000
Receivable and commissions due from broker	5,233
Receivable from Hollister Equities	4,600
TOTAL ASSETS	$ 24,833

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued Expenses Payable	$ 9,776
TOTAL LIABILITIES	9,776
Shareholder's Equity:	
Common Stock - $10 Par, 1,000,000 Shares Authorized 1,000 Shares Issued and Outstanding	10,000
Additional Paid-In Capital	5,000
Retained Earnings	57
TOTAL SHAREHOLDER'S EQUITY	15,057
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 24,833

The accompanying notes are an integral part of this financial statement.

HOLLISTER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Hollister Securities, Inc. (the "Company") was organized as a Corporation under the laws of the State of California on July 22, 1994 and began operations on March 9, 1995. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates retail commissions by having an agreement with a broker-dealer whereby the broker-dealer clears transactions for the Company's customers on a fully-disclosed basis as customers of the broker-dealer. Accordingly, the Company does not carry customer's accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Commissions earned on securities transactions and related expenses are recorded on a trade-date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 INCOME TAXES

The Company is treated as an S Corporation for federal and state tax purposes. While state and local taxes have been provided at statutory rates, the Company is not subject to Federal taxation. The Company's stockholder is subject to taxation on the Company's income whether or not it is distributed.

NOTE 3 RECEIVABLE FROM CLEARING BROKER

The Company acts as an introducing broker and all transactions for its customers are cleared through and carried by a major U.S. securities firm on a fully disclosed basis. The Company has agreed to indemnify its clearing broker for losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company. In the event that the customer is unable to fulfill its contracted obligation to the clearing broker-dealer, the Company may be exposed to off-balance sheet risk. The Company monitors the credit standing of the broker-dealer and customers with which it conducts business.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As an introducing broker, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000 is required. At December 31, 2001, the Company had net capital of $10,457, as defined, which was $5,457 in excess of required minimum net capital.

NOTE 5 RELATED PARTY TRANSACTIONS

Brokerage commissions were paid to the Company by two affiliates, Hollister Equities, L.P., A California Limited Partnership and Hollister Opportunity, L.P. a California Limited Partnership (collectively, the "Partnerships"). The general partner of the Partnerships is the Hollister Asset Management Company, a California General Partnership, of which one of its general partners is owned by the shareholder of the Company. In addition, Hollister Securities, Inc. is reimbursed for administrative expenses allocable to the related parties.